                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             REPUBLIC SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   760759 10 0
                             -----------------------
                                  (CUSP Number)


                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 1, 1998
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]




                         (Continued on following pages)

                                  SCHEDULE 13D


-----------------------------                          -------------------------
CUSIP NO.    760759 10 0
-----------------------------                          -------------------------


--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            REPUBLIC INDUSTRIES, INC.  (73-1105145)
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

    2                                                                   (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY

    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
    5                                                                        [ ]
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
--------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      112,162,500
           SHARES           ----------------------------------------------------
        BENEFICIALLY                     SHARED VOTING POWER
          OWNED BY                8
            EACH                         -0-
          REPORTING         ----------------------------------------------------
           PERSON                        SOLE DISPOSITIVE POWER
            WITH                  9
                                         112,162,500
                            ----------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                 10
                                         -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            112,162,500
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         [ ]
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            63.9%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------


                     * See instructions before filling out!

         The reporting person listed on the cover pages to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER.

                  This Statement relates to the Class A Common Stock, $0.01 par value per share, of Republic Services, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at The Republic Tower, 110 S.E. 6th Street, Fort Lauderdale, Florida 33301.

ITEM 2.  IDENTITY AND BACKGROUND.

                  The person filing this Statement is Republic Industries, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person is a publicly owned corporation with its common stock listed on The New York Stock Exchange, and it is principally engaged in automotive retailing and automotive rental businesses. The address of the Reporting Person's principal office is The Republic Tower, 110 S.E. 6th Street, Fort Lauderdale, Florida 33301.

                  The names, addresses and principal occupations of each executive officer and director of the Reporting Person, all of whom are United States citizens except as noted below, are as follows:

                                  TITLE WITH REPORTING                                              PRINCIPAL
      NAME                               PERSON                      BUSINESS ADDRESS               OCCUPATION
------------------                --------------------               ----------------               ----------
H. Wayne Huizenga               Chairman and Co-Chief         The Republic Tower                 Executive Officer
                                Executive Officer             110 S.E. 6th Street                of the Reporting
                                                              Ft. Lauderdale, FL  33301          Person

Steven R. Berrard               Co-Chief Executive            The Republic Tower                 Executive Officer
                                Officer, President and        110 S.E. 6th Street                of the Reporting
                                Director                      Ft. Lauderdale, FL  33301          Person

Harris W. Hudson                Vice Chairman                 The Republic Tower                 Executive Officer
                                                              110 S.E. 6th Street                of the Issuer
                                                              Ft. Lauderdale, FL  33301

Robert J. Brown                 Director                      808 Greensboro Road                President and
                                                              High Point, NC 27260               Chief Executive
                                                                                                 Officer of B&C
                                                                                                 Associates, Inc.,
                                                                                                 a management
                                                                                                 consulting and
                                                                                                 public relations
                                                                                                 firm

                                  TITLE WITH REPORTING                                              PRINCIPAL
      NAME                               PERSON                      BUSINESS ADDRESS               OCCUPATION
------------------                --------------------               ----------------               ----------
J.P. Bryan                      Director                      1221 Lamar                         Chairman of Torch
                                                              Suite 1600                         Energy Advisors,
                                                              Houston, TX 77010                  Inc., a company
                                                                                                 that manages
                                                                                                 energy-related
                                                                                                 institutional
                                                                                                 holdings.

Rick L. Burdick                 Director                      711 Louisiana Street               Partner of Akin,
                                                              Suite 1900                         Gump, Strauss,
                                                              Houston, TX 77002                  Hauer & Feld, LLP,
                                                                                                 a law firm

Michael G. DeGroote             Director                      Victoria Hall                      Chairman and Chief
(Citizen of Bermuda)                                          11 Victoria Street                 Executive Officer
                                                              PO Box HM1065                      of Century
                                                              Hamilton, HMEX                     Business Services,
                                                              Bermuda                            Inc., a provider
                                                                                                 of professional
                                                                                                 business services
                                                                                                 and products

George D. Johnson, Jr.          Director                      450 East Las Olas Blvd.            President and
                                                              Suite 1100                         Chief Executive
                                                              Fort Lauderdale, FL 33301          Officer of
                                                                                                 Extended Stay
                                                                                                 America, Inc., an
                                                                                                 economy
                                                                                                 extended-stay
                                                                                                 lodging chain

John J. Melk                    Director                      676 North Michigan Ave.            Chairman,
                                                              Suite 3900                         President and
                                                              Chicago, IL 60611                  Chief Executive
                                                                                                 Officer of H20
                                                                                                 Plus, Inc., a bath
                                                                                                 and skin product
                                                                                                 manufacturer and
                                                                                                 distributor

James O. Cole                   Senior Vice President,        The Republic Tower                 Executive Officer
                                General Counsel and           110 S.E. 6th Street                of the Reporting
                                Secretary                     Ft. Lauderdale, FL 33301           Person


                                  TITLE WITH REPORTING                                              PRINCIPAL
      NAME                               PERSON                      BUSINESS ADDRESS               OCCUPATION
------------------                --------------------               ----------------               ----------
Thomas W. Hawkins               Senior Vice President         The Republic Tower                 Executive Officer
                                Corporate Development         110 S.E. 6th Street                of the Reporting
                                                              Ft. Lauderdale, FL 33301           Person

Michael S. Karsner              Senior Vice President         The Republic Tower                 Executive Officer
                                and Chief Financial           110 S.E. 6th Street                of the Reporting
                                Officer                       Ft. Lauderdale, FL 33301           Person

Robert J. Thomas                Executive Vice                The Republic Tower                 Executive Officer
                                President Strategic           110 S.E. 6th Street                of the Reporting
                                Marketing                     Ft. Lauderdale, FL 33301           Person

Mary Wood                       Vice President and            The Republic Tower                 Executive Officer
                                Corporate Controller          110 S.E. 6th Street                of the Reporting
                                                              Ft. Lauderdale, FL 33301           Person

                  Neither the Reporting Person, nor to the knowledge of the Reporting Person, any other person named in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS
         OR OTHER CONSIDERATION.

                  Prior to July 1, 1998, the Issuer was a wholly-owned subsidiary of the Reporting Person. As of June 30, 1998, the Issuer had certain obligations for borrowed money consisting of approximately $139.5 million due to Republic Corporate Management Company, a subsidiary of the Reporting Person, and approximately $255.9 million due to Republic Resources Company, Inc., a subsidiary of the Reporting Person. On July 1, 1998, the Issuer issued 5,812,708 shares of Class A Common Stock to Republic Corporate Management Company and 10,661,709 shares of Class A Common Stock to Republic Resources Company, Inc. in full satisfaction of these intercompany payables and amounts due, and immediately following such transactions, the total of 16,474,417 shares of Class A Common Stock were transferred by such subsidiaries to the Reporting Person. As a result, the Reporting Person acquired 16,474,416 shares of Class A Common Stock on July 1, 1998 through the repayment of debt by the Issuer to the Reporting Person's subsidiaries.

                  Prior to July 1, 1998, the Issuer's authorized capital stock consisted of one series of common stock, and the Reporting Person owned all 100 issued and outstanding shares of such common stock. The Reporting Person acquired such common stock for nominal paid-in capital when the Issuer was incorporated by the Reporting Person in 1996. On July 1, 1998, the Issuer amended and restated its Certificate of Incorporation to authorize two series of common stock, Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"), and recapitalized the 100 shares of common stock into 95,688,083 shares of Class B Common Stock. As a result, the Reporting Person owns all of the Issuer's issued and outstanding Class B Common Stock, consisting of 95,688,033 shares.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Since 1995, the Reporting Person has acquired and developed numerous businesses in several industries in three broad business segments, consisting of automotive retail, automotive rental and solid waste services. In May 1995, the Reporting Person announced its intention to separate the Issuer, which constituted the solid waste services businesses and operations of the Reporting Person, and the associated assets and liabilities of such solid waste businesses and operations, from the Reporting Person's other businesses and operations (the "Separation"). The Reporting Person also announced its intention for the Issuer to complete an initial public offering of the Issuer's Class A Common Stock, and to complete the Separation by the distribution to the Reporting Person's stockholders in 1999, subject to certain conditions and consents, of all of Parent's remaining interest in the Issuer (the "Distribution"). The Reporting Person and the Issuer entered into a Separation and Distribution Agreement with respect to these transactions among other matters, and the initial public offering by the Issuer was effective, on June 30, 1998.

                  In order to achieve part of the overall business purpose of the foregoing transactions, which is to raise capital for the Reporting Person's future acquisitions of automotive retail operations and other corporate purposes in the most cost efficient manner, the Issuer declared and paid a $2.0 billion dividend in April 1998 in the form of a series of promissory notes payable by the Issuer to the Reporting Person. The amount of the dividend was determined based on the Reporting Person's need for capital to fund future acquisitions and the Issuer's borrowing capacity. By the completion of the Issuer's initial public offering, the promissory notes were prepaid in full by the Issuer through certain transactions with the Reporting Person, including the Issuer's payment of approximately $1,442.1 million in cash to the Reporting Person by applying all of the net proceeds of the Issuer's initial public offering of 63,250,000 shares of Class A Common Stock to prepayment of the balance of the remaining amounts outstanding under the promissory notes. Other obligations owed by the Issuer to the Reporting Person's subsidiaries were paid through the issuance of 16,474,417 shares of Class A Common Stock as described above in ITEM 3 of this Statement.

                  Pursuant to Issuer's Amended and Restated Certificate of Incorporation, holders of the Issuer's Class A Common Stock are entitled to one vote per share and holders of the Issuer's Class B Common Stock are entitled to five votes per share. As of July 7, 1998, a total of 175,412,500 shares of Common Stock were issued and outstanding, consisting of 95,688,083 shares of Class B Common Stock (all of which are owned by the Reporting Person) and 79,724,417 shares of Class A Common Stock (16,474,417 of which are owned by the Reporting Person). Pursuant to Issuer's Amended and Restated Certificate of Incorporation, the Reporting Person is entitled, at any time or from time to time, to convert all or any portion of its shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis.

                  In accordance with the Separation and Distribution Agreement, the Reporting Person will only complete the Distribution of the shares of the Issuer to the Reporting Person's stockholders subject to the satisfaction, or waiver by the Reporting Person's board of directors, in its sole discretion, of certain conditions. One of the conditions to the Distribution is that the Reporting Person obtains a private letter ruling from the Internal Revenue Service to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), in form and substance satisfactory to the Reporting Person. The Reporting Person does not plan to distribute its shares of the Issuer's Common Stock to the Reporting Person's stockholders without such a favorable letter ruling. In order for the Distribution to be tax-free to the Reporting Person and the Reporting Person's stockholders, among various other requirements, the Reporting Person must distribute to the Reporting Person's stockholders on the date of the Distribution stock of the Issuer possessing at least 80% of the total combined voting power of all classes of voting stock of the Issuer. The Reporting Person plans to sell shares of Class A Common Stock for cash prior to the Distribution, and the Reporting Person may convert shares of Class B Common Stock into shares of Class A Common Stock in order to resell such shares to raise cash. However, the Reporting Person intends to retain at least approximately 89.2 million shares of

Class B Common Stock until the Distribution is completed, so that the Distribution will qualify as a tax-free distribution under Section 355 of the Code. At the time of the Distribution, the Reporting Person intends to distribute all shares of Common Stock then held by it to its stockholders on a pro rata basis, including any shares of Class A Common Stock not sold prior to that time and any shares of Class B Common Stock not previously converted into Class A Common Stock, so that the Reporting Person will own no shares of Common Stock upon completion of the Distribution.

                  The Issuer has granted the Reporting Person certain registration rights with respect to the shares of Class A Common Stock and Class B Common Stock held by the Reporting Person. The Reporting Person intends to exercise its right to cause the Issuer to register for resale all shares of Class A Common Stock held by the Reporting Person in order to sell shares for cash prior to the Distribution. The Reporting Person has agreed, for a period of 180 days after June 30, 1998, not to offer or sell any shares of Common Stock without the prior consent of the underwriters who managed the Issuer's initial public offering of Class A Common Stock.

                  As of July 7, 1998, the Reporting Person owns approximately 63.9% of the total outstanding shares of Common Stock, which represents approximately 88.7% of the combined voting power of all of the outstanding shares of Class A Common Stock and Class B Common Stock. As a result, the Reporting Person is able to control virtually all matters requiring approval of the stockholders of the Issuer, including the election of all of the Issuer's directors. As discussed above, the Reporting Person intends to maintain ownership of at least 80% of the combined voting power of the Class A Common Stock and Class B Common Stock until the Distribution can be completed. If the Distribution is not effected, the Reporting Person could maintain a controlling interest in the Issuer indefinitely. The Issuer's Board of Directors on July 1, 1998 consisted of two members, H. Wayne Huizenga and Harris W. Hudson, both of whom serve concurrently as members of the Reporting Person's board of directors. Mr. Huizenga, the Chairman and Chief Executive Officer of the Issuer, also is the Chairman and Co-Chief Executive Officer of the Reporting Person. Mr. Hudson, the Vice Chairman and Secretary of the Issuer, also is the Vice Chairman of the Reporting Person. Michael S. Karsner, the Chief Financial Officer of the Issuer, also is Senior Vice President and Chief Financial Officer of the Reporting Person. Mr. Huizenga intends to resign as Chief Executive Officer of the Issuer as soon as the Issuer is able to appoint a successor, although Mr. Huizenga intends to remain as Chairman of the Board of the Issuer. Mr. Karsner also intends to resign as Chief Financial Officer of the Issuer as soon as the Issuer is able to appoint a successor. The Reporting Person intends that both of these successors will be identified and appointed by the Issuer's Board of Directors before the completion of the Distribution. On July 7, 1998, the Issuer's Board of Directors increased to three members, and John W. Croghan was appointed as the third member of the Issuer's Board of Directors. Mr. Croghan is not an officer or employee of the Issuer or the Reporting Person, and he does not also serve on the Reporting Person's board of directors. The Reporting Person intends for the Issuer's Board of Directors to identify a number of additional candidates, some of whom also may not be affiliated with the Issuer or the Reporting Person, for election as directors and/or appointment as executive officers of the Issuer.

                  The Issuer's dividend policy is that it does not intend to pay cash dividends on the Common Stock for the foreseeable future because it intends to retain all earnings for use in the operation and expansion of the Issuer's business. Holders of Class A Common Stock and Class B Common Stock have identical rights as to cash dividends, which if declared would be payable on a pro rata basis to all holders of Common Stock. The Reporting Person does not intend to change the Issuer's dividend policy, and intends that all of the Issuer's cash flow will be devoted solely to support the Issuer's operations and future growth.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)               As of July 7, 1998, the Reporting Person owns of record
(i) 16,474,417 shares of Class A Common Stock representing approximately 20.7% of the 79,724,417 total shares of Class A Common Stock issued and outstanding, and (ii) 95,688,083 shares of Class B Common Stock representing 100% of the 95,688,083 total shares of Class B Common Stock issued and outstanding. As the 95,688,083 shares of Class B Common Stock owned by the Reporting Person are convertible into shares of Class A Common Stock on a one-for-one basis at any time, the Reporting Person may be deemed to beneficially own 112,162,500 shares of Class A Common Stock (assuming that all of the 95,688,083 shares of Class B Common Stock were converted by the Reporting Person into 95,688,083 shares of Class A Common Stock), which would represent 63.9% of the 175,412,500 total shares of Common Stock issued and outstanding, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act").

                  As of July 7, 1998, none of the persons listed above in ITEM 2 of this Statement, other than the Reporting Person, individually or in the aggregate beneficially owns any shares of Class B Common Stock or more than 1% of the outstanding shares of Class A Common Stock, except that each of such persons may be deemed, pursuant to Rule 13d-3 under the 1934 Act, to be a beneficial owner of the 112,162,500 shares of Common Stock beneficially owned by the Reporting Person because such persons are executive officers and/or directors of the Reporting Persons. Each of such persons disclaims beneficial ownership of any of the 112,162,500 shares of Common Stock owned by the Reporting Person, and the Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock owned by any of such persons.

(b) As of July 7, 1998, the Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of all 112,162,500 shares of Common Stock which it beneficially owns. Assuming that none of the 95,688,083 shares of Class B Common Stock are converted into shares of Class A Common Stock, the Reporting Person controls approximately 88.7% of the combined voting power of all outstanding shares of Common Stock.


                  As of July 7, 1998, none of the persons listed above in ITEM 2 of this Statement, other than the Reporting Person, individually or in the aggregate has the sole or shared power to vote or direct the vote, or the sole or shared power to dispose or direct the disposition of, any of the 112,162,500 shares of Common Stock beneficially owned by the Reporting Person. Each of such other persons individually has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of only those shares of Class A Common Stock which are directly owned by each of such persons, respectively.

(c) The only transactions in the Common Stock by the Reporting Person within the past 60 days were the acquisition by the Reporting Person on July 1, 1998 of 16,474,417 shares of Class A Common Stock by the Issuer's satisfaction of debt owed to certain subsidiaries of the Reporting Person (which for such purpose were valued at a price of $24.00 per share), and the acquisition by the Reporting Person on July 1, 1998 of 95,688,083 shares of Class B Common Stock in the Issuer's recapitalization of its common stock, both of which transactions are described above in ITEM 3 of this Statement.

                  The only transactions in the Class A Common Stock by the persons listed above in ITEM 2 of this Statement, other than the Reporting Person, within the past 60 days were the acquisition of shares of Class A Common Stock by certain of such persons through the underwritten initial public offering of Class A Common Stock by the Issuer at a price of $24.00 per share, which was the initial price per share to the public in such offering.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the Reporting Person.

(e)               Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The following constitute all contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and other persons with respect to any securities of the Issuer:

1. That certain Separation and Distribution Agreement dated as of June 30, 1998 by and between the Reporting Person and the Issuer, which sets forth certain agreements between the Issuer and the Reporting Person with respect to the principal corporate transactions required to effect the Separation, the initial public offering of Class A Common Stock by the Issuer, and the Distribution, among other matters. The Separation and Distribution Agreement also provides that the Reporting Person will have the right in certain circumstances to require the Issuer to use its best efforts to register for resale shares of Common Stock held by the Reporting Person under the Securities Act of 1933, as amended (the "1933 Act"), and applicable state securities laws, subject to certain conditions, limitations and exceptions, and to include in certain registration statements filed by the Issuer for the sale of securities under the 1933 Act shares of Common Stock held by the Reporting Person.

2. That certain Employee Benefits Agreement dated as of June 30, 1998 by and between the Reporting Person and the Issuer, which provides for the Issuer to assume certain liabilities to former employees of the Reporting Person or its affiliates who will be employed by the Issuer and its affiliates as of the date of the Distribution, including an agreement by which the Issuer will issue substitute options under the Issuer's 1998 Stock Incentive Plan in substitution for grants under the Reporting Person's stock option plans as of the date of the Distribution held by individuals employed by the Issuer as of the date of the Distribution based on a ratio.

3. That certain Purchase Agreement dated June 30, 1998 by and among the Issuer, the Reporting Person and the underwriters of the Issuer's initial public offering, with respect to the issuance and sale by the Issuer and the purchase by such underwriters of shares of Class A Common Stock (including shares solely to cover over-allotments).

4. That certain "Lock-up" Letter Agreement dated June 30, 1998, by the Reporting Person to the underwriters of the Issuer's initial public offering with respect to the Reporting Person's agreement not to offer or sell any shares of Common Stock during a period of 180 days from June 30, 1998.

                  The foregoing summary descriptions of the relevant terms of the Separation and Distribution Agreement, the Employee Benefits Agreement, the Purchase Agreement and the Lock-up Letter Agreement are qualified in their entirety by such agreements, copies of which are filed as exhibits or incorporated by reference to this Statement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Separation and Distribution Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Registration Statement on Form S-1, Commission File No. 333-52505).

Exhibit 99.2 Employee Benefits Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's Registration Statement on Form S-1, Commission File No. 333-52505).


Exhibit 99.3 Purchase Agreement (incorporated by reference to Exhibit 1.1 of the Issuer's Registration Statement on Form S-1, Commission
                   File No. 333-52505).

Exhibit 99.4      Lock-up Letter (filed herewith).

Exhibit 99.5 Amended and Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer's Registration Statement on Form S-1, as amended, Commission File No. 333-52505).

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            REPUBLIC INDUSTRIES, INC.


                                    July 9, 1998
                            --------------------------------------
                                       (Date)

                            /s/ H. Wayne Huizenga
                            --------------------------------------
                                     (Signature)


                            H. Wayne Huizenga, Chairman
                            --------------------------------------
                                    (Name/Title)